FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

	Reporting Issuer Name:	HARVEST ENERGY TRUST

Fiscal year end date used
	to calculate capitalization:	December 31, 2007

Market value of listed or quoted securities: TRUST UNITS
Total number of securities of a class or series outstanding at the end of
the issuer’s most recent fiscal year end				148,291,170 (i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A)
	and (B) of the Rule)			$ 27.74 (ii)
(i) x (ii) =
Market value of class or series
$ 4,112,985,894(A)
Market value of listed or quoted securities: CONVERTIBLE DEBENTURES
Total number of securities of a class or series outstanding at the end of					(i) x (ii) =
the issuer’s most recent fiscal year end
	HTE.DB	9% Series	9,760 (i)	$ 195.52 (ii)	$ 1,908,308
	HTE.DB.A	8% Series	17,280 (i)	$ 172.80 (ii)	$ 2,985,912
	HTE.DB.B	6.5% Series	370,620 (i)	$ 101.36 (ii)	$ 37,567,412
	HTE.DB.C	10.50% Series	242,580 (i)	$ 105.70 (ii)	$ 25,641,509
	HTE.DB.D	6.40% Series	1,746,260 (i)	$ 94.44 (ii)	$164,922,194
	HTE.DB.E	7.25% Series	3,792,560 (i)	$ 99.59 (ii)	$377,690,107
	HTE.DB.F	7.25% Series	732,220 (i)	$ 107.81 (ii)	$ 78,939,102
(ii) Is equal to the simple average of the closing price of that class or series
as of the last trading day of each month of the fiscal year					$689,654,545 (B)

Market value of other securities: U.S. SENIOR NOTES OF SUBSIDIARY
Face Value of U.S Denominated 7 7/8% senior notes outstanding at
December 31, 2007 (converted to Canadian dollars based on the year
end exchange rate of 0.9881)					$ 253,010,829(C)

Capitalization

(Add market value of all classes and series of securities)				(A) + (B) + (C) +(D) =	$ 5,055,651,268

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the
capitalization calculated above)					$38,300

New reporting issuer's reduced participation fee (if applicable)
(See section 2.6 of the Rule)

Participation Fee	X	Number of entire months remaining
		in the issuer’s fiscal year	=
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule)